VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: FirstBTF (the “Registrant”)
Registration Statement on Form N-1A
Securities Act File No. 333-252982 and 811-23640

Ladies and Gentlemen:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Registrant’s registration statement (“Registration Statement”) on Form N-1A filed with EDGAR submission type N-1A, which was accepted via the EDGAR system at 09:57 AM. on February 11th , 2021 (Accession No **0001842948-21-000008**). A preliminary draft was filed with several material errors

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Registration Statement filed under the EDGAR submission type N-1A.

Should you have any questions or comments regarding the filing, please do not hesitate to contact the undersigned at the number below.

Very truly yours,

/s/Scott Lowry

Scott Lowry
First BTF LLC

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First BTF
5405 Smiley rd. Celina TX 75009
954-372-6929